UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-33407

American Pharmaceutical Partners, Inc. Savings and Retirement Plan

(Full title of the plan)

Abraxis BioScience, Inc.

(Name of issuer of the securities held)

11777 San Vincente Blvd.,#550, Los Angeles, CA	90049
(Address of principal executive offices)	(Zip Code)

American Pharmaceutical Partners

Savings and Retirement Plan

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

American Pharmaceutical Partners Savings and Retirement Plan

December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

Plan Trustees

American Pharmaceutical Partners

Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the American Pharmaceutical Partners Savings and Retirement Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and delinquent participant contributions as of December 31, 2005, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

June 2, 2006

Chicago, Illinois

American Pharmaceutical Partners

Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments	$72,485,609	$63,509,091
Receivables:
Company contributions	18	136,140
Participant contributions	655	151,333
Due from broker for pending trades	—	125,265
Accrued interest	—	10,421

	673	423,159

	72,486,282	63,932,250
Liability
Refund of excess contributions	—	100,361

Net assets available for benefits	$72,486,282	$63,831,889

See accompanying notes.

American Pharmaceutical Partners

Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Net investment income:
Interest and dividend income	$551,081
Net appreciation in fair value of investments	5,005,343

Contributions:
Participants	6,181,300
Employer	2,512,409
Rollovers	1,094,376

9,788,085

Total additions	15,344,509
Deductions
Benefits paid to participants	6,663,048
Administrative expenses	27,068

Total deductions	6,690,116

Net increase	8,654,393
Net assets available for benefits:
Beginning of year	63,831,889

End of year	$72,486,282

See accompanying notes.

1. Description of Plan

The following description of the American Pharmaceutical Partners (the Company) Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan covering eligible employees of the Company. Effective January 1, 2005, employees are eligible to participate on the first day of the month after completing one month of service with the Company. Prior to January 1, 2005, employees were eligible to participate provided they were scheduled to work 1,000 hours or more in a year. Eligible employees can participate if they are not subject to a collective bargaining agreement, not a nonresident alien, and not a leased employee. Participation may commence upon the date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Company and effective January 1, 2005, recordkeeping responsibilities were provided by the Principal Life Insurance Company and trustee services were provided by Delaware Charter Guarantee and Trust Company (d/b/a/ Principal Trust Company). Prior to January 1, 2005, custodial and trustee responsibilities were provided by the JP Morgan Chase Bank.

Contributions

Effective January 1, 2005, thirty days after an employee becomes a participant in the Plan, their compensation is reduced by 3% and treated as a before-tax contribution until the participant elects a different percentage or elects not to participate in the Plan. A participants may elect to defer from 0% to 80% of their compensation each pay period, subject to Internal Revenue Service (IRS) annual limitations. In addition, an eligible employee may make a rollover contribution from another qualified plan.

Effective January 1, 2005, the Company makes a qualified non-elective contribution to eligible active participants each pay period in the amount of 3% of compensation. Prior to January 1, 2005, the Company made a matching contribution equal to 50% of each participant’s deferral, up to 6% of compensation, within IRS limits.

Annual total contributions to a participant’s account are limited to $42,000 per Plan provisions.

Investment Options

Upon enrollment, a participant may direct employee and Company contributions to any of the Plan’s fund options. The Plan also provides for a self-directed feature whereby participants may direct a portion of their current account balance, subject to certain restrictions, to various mutual funds, bonds, and stocks.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Participants may obtain loans from their account balances, a minimum of $1,000, up to a maximum of 50% of the vested account balance or $50,000, whichever is less. Such loans bear interest at the prime rate plus 1% and are due and payable in full if regular repayments stop, the participant terminates employment with the Company, or the participant dies, and are secured by the participant’s account. Loans are repaid over a five year period or longer for the purchase of a principal residence, through payroll deductions.

Vesting

Participants’ and qualified non-elective contributions and earnings thereon are always fully vested.

Prior to January 1, 2005, Company matching contributions and discretionary profit-sharing contributions (effective January 1, 2003) vested according to the following schedule:

Years of Service	Vested Percentage
Less than 1 year	30%
At least 1 year but less than 2	50
At least 2 years but less than 3	80
3 years or more	100

Company discretionary profit-sharing contributions vest over continuous years of service. Prior to January 1, 2003 a participant was 100% vested after 6 years of credited service.

A participant also becomes 100% vested upon normal retirement age, death, or permanent disability.

Benefit Payments

Benefits are payable upon normal, early, or late retirement, as defined, disability, death, and termination. Participants may elect various payment options, including installment or lump-sum payments and effective January 1, 2005, annuity payments. A participant may withdraw all or a portion of his account for hardship reasons before benefits become payable, as permitted under the law.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and will be entitled to their entire account balance.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The group annuity contract is valued at fair value as estimated by Principal Trust Company. Fair value represents contributions made, plus interest at the contract rate, less funds used to pay participant’s benefits.

The group annuity contract had an average yield of 3.20% for the year ended December 31, 2005. The crediting interest rate was 3.40% at December 31, 2005. The crediting interest rate is set at the beginning of the calendar year and adjusted semiannually. The contract value of the group annuity contract approximates fair value.

Investments are stated at fair value based on the quoted market prices or redemption prices reported by the issuer. Redemption prices generally are based on the fair values of the fund’s underlying investments. Participant loans are stated at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Contributions

Contributions from participants are recognized by the Plan when withheld by the Company through payroll deductions. Contributions from the Company are recognized by the Plan in the year to which they relate.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Substantially all expenses incurred in the administration of the Plan, except management fees, are paid by the Company.

3. Investments

	December 31
	2005	2004
Investments at fair value:
Mutual funds	$55,157,915	$51,720,347
Group annuity contract	8,782,503	—
Pooled separate account	4,421,707	—
Participant loans	1,819,877	1,709,657
Self-directed brokerage account	1,728,293	1,173,206
American Pharmaceutical Partners common stock	575,314	948,271
Common collective trust	—	7,949,798
Money market fund	—	7,812

Total investments, at fair value	$72,485,609	$63,509,091

During 2005, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Mutual funds	$4,310,349
Group annuity contract	267,601
Pooled separate account	258,607
American Pharmaceutical Partners common stock	128,454
Self-Directed Brokerage Account	40,332

$5,005,343

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2005	2004
Principal Life Insurance Company
Group Annuity Contract:
Principal Fixed Income	$8,782,503	$—
Mutual Funds:
American Century Large Cap Growth Fund	10,835,833	—
American Century Vista Fund	7,987,193	—
Principal Global Investors International Growth Fund	7,242,821	—
Neuberger Berman Mgmt Inc. Midcap Value Fund	6,880,413	—
Principal Global Investors Lifetime 2020 Fund	4,669,178	—
Principal Global Investors Large Cap Stock Index	4,421,707	—
AllianceBernstein LP Large Cap Value Fund	4,389,552	—
J.P. Morgan Chase Bank Investor Services
Common collective trust:
American Century Stable Asset Fund	—	7,949,798
Mutual Funds:
American Century Ultra Fund	—	12,917,517
American Century Value Fund	—	5,814,912
American Century Heritage Fund	—	5,363,400
American Century Equity Index Fund	—	5,107,544
American Century International Growth Fund	—	5,099,638
American Century Vista Fund	—	3,937,341
American Century Income and Growth Fund	—	3,731,180
American Century Strategic Allocation - Moderate Fund	—	3,417,037
American Century Diversified Bond Fund	—	3,278,438

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the IRS dated September 16, 2003, stating that the form of the plan is qualified under section 401 of the Internal Revenue Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Subsequent Event

Effective April 18, 2006, American Pharmaceutical Partners, Inc. merged with American BioScience, Inc. and became Abraxis BioScience, Inc.(Plan Sponsor).

Supplemental Schedules

American Pharmaceutical Partners

Savings and Retirement Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN #68-0389419    Plan #001

December 31, 2005

Total That Constitutes Nonexempt

Prohibited Transactions

Identity of Issuers	Current Value
Participant Loan Repayments Transferred Late to Plan	Total That Constitutes Nonexempt Prohibited Transaction

$270,380	$270,380

American Pharmaceutical Partners

Savings and Retirement Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #68-0389419 Plan #001

December 31, 2005

Identity of Issuer	Description of Investment	Shares/ Units	Current Value
Group annuity contract:
Principal Life Insurance Company	Principal Fixed Income*	667,298	$8,782,503
Mutual funds:
Princor Financial Services	Principal Investors Partners Large-Cap Growth Select Fund*	1,310,258	10,835,833
	Principal Global Investors International Growth Fund*	644,379	7,242,821
	Principal Investors Partners Mid-Cap Value Select Fund*	473,858	6,880,413
	Principal Investors Partners Large-Cap Value Select Fund*	328,805	4,389,552
	Principal Global Investors Bond and Mortgage Fund*	302,194	3,257,646
	Principal Global Investors Lifetime 2030 Fund*	251,194	3,124,858
	Principal Global Investors Lifetime 2020 Fund*	378,684	4,669,178
	Principal Global Investors Lifetime 2010 Fund*	136,735	1,651,754
	Principal Global Investors Real Estate Fund*	75,691	1,562,252
	Principal Investors Partners Small-Cap Value Select Fund*	39,438	651,122
	Principal Global Investors S&P 600 Index Fund*	28,725	486,034
	Principal Global Investors Lifetime 2040 Fund*	39,887	491,802
	Principal Global Investors Lifetime 2050 Fund*	19,355	231,298
	Principal Global Investors Lifetime Strategic Income Select Fund*	6,936	81,843
American Century Investments	American Century Vista Fund	505,199	7,987,193
American Funds Service Company	American Funds Growth Fund	24,834	757,437
T. Rowe Price Funds	T. Rowe Price New Horizons Fund	26,997	856,879

			55,157,915
Pooled separate account:
Principal Life Insurance Company	Principal Global Investors Large Cap Stock Index*	93,918	4,421,707

American Pharmaceutical Partners, Inc.	Common stock*	14,832	575,314

Self-Directed Brokerage Account		—	1,728,293

Participant loans	Interest rates ranging from 5.0% to 10.5%*	—	1,819,877

			$72,485,609

*	Represents a party-in-interest to the plan

Exhibits

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

American Pharmaceutical Partners, Inc. Savings and Retirement Plan

By:	/s/ James Callanan
James Callanan
Plan Administrator

Date: June 26, 2006